August 13, 2024

Eric Duenwald
President, Chief Executive Officer and Principal Executive Officer Synchrony Card Funding, LLC
777 Long Ridge Road
Stamford, CT 06902

        Re: Synchrony Card Funding, LLC
            Synchrony Card Issuance Trust
            Registration Statement on Form SF-3
            Filed July 17, 2024
            File Nos. 333-280854 and 333-280854-01
Dear Eric Duenwald:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of
       Form SF-3.
2. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction
       I.B.1(e) of Form SF-3.
 August 13, 2024
Page 2
Part II - Information Not Required in Prospectus
Exhibit Index, page II-5

3.     Please add Exhibit 107.1 (Calculation of Filing Fee Tables) to your exhibit index.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance